UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED FOURTH QUARTER 2011 RESULTS (1)

FOURTH QUARTER

Net sales up 26.0%, EBIT(2) up 41.6%, EBITDA(3) up 33.2%

Net profit(4) up 22.1% to CLP 141.3 per share

YTD

Net sales up 15.7%, EBIT up 17.7%, EBITDA up 15.1%

Net profit up 10.9% to CLP 385.4 per share

FOURTH QUARTER BEFORE EXCEPTIONAL ITEMS (EI)(5)

EBIT up 41.5%, EBITDA up 33.1%

Net profit up 33.6% to CLP 154.6 per share

YTD BEFORE EXCEPTIONAL ITEMS

EBIT up 14.6%, EBITDA up 12.6%

Net profit up 10.3% to CLP 373.5 per share

(Santiago, Chile, February 1, 2012) -- CCU announced today its consolidated financial results for the fourth quarter ended December 31, 2011(6).

COMMENTS FROM THE CEO

CCU closed 2011 with an outstanding fourth quarter after a difficult first semester when increasing raw material costs, in addition to higher cost of fuel and energy, stressed the results. At the beginning of the year the Company took various actions in order to mitigate the adverse scenario’s effects, which included among others, earlier sales price adjustments, a renewed effort to control costs and expenses, acceleration of introducing new products and of the integration of new businesses like cider in Argentina and Pernod Ricard products in Chile. All these actions begun to cause effects during the third quarter and allowed us to deliver the fourth quarter results we hereby present.

(1)Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

(2)EBIT stands for Earnings Before Interest and Taxes, and corresponds to profit before Taxes, Interests, Results of indexed units, Share of profits of associates and joint ventures and profits/(losses) on exchange rate differences.

(3)EBITDA represents EBIT plus depreciation and amortization. EBITDA is not a calculation based on IFRS principles. For more detail, please see full note before Exhibits.

(4)Net profit attributable to parent company shareholders as per IFRS.

(5)Exceptional items (EI), formerly Non recurring items (NRI).

(6)All the comments below refers to Q4’11 figures compared to Q4’10, under IFRS. Figures have been rounded in graphics, charts and exhibits and may not sum exactly the total.

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We are pleased to communicate that the consolidated volume grew 10.0% in Q4’11, above the 4.5% consolidated volume growth in Q4’10. Organic growth(7) accounted for 6.9 percentage points out of the total growth of 10.0%. All segments contributed to this result: Spirits in Chile increased 19.4%, including 15.9 percentage points of non-organic growth (which represent 0.2 percentage points of the consolidated growth), Wines 10.9%, Beer Chile 8.4%, Non-alcoholic beverages 8.2% and Beer Argentina 2.8%. Also the non-organic growth corresponding to the cider and spirits in Argentina, contributed in 2.9 percentage points to the consolidated growth.

The described volume performance was coupled with an average price increase of 15.0% due mostly to price increases during the year in order to restore margins, but also due to changes towards a higher-end mix. The combined effect of higher volume and higher average price resulted in a 26.0% increase of Net sales and a 26.4% Gross profit increase, with a gross margin slightly above the one in Q4’10.

With regards to the 21.7% MSD&A(8) increase, more than three quarters is due to higher expenses in Argentina related to inflationary pressures, to exchange rates conversion and to the expenses of the cider business acquired at the end of December 2010. The MSD&A expenses in Chile increased 2.5% above inflation which is explained mostly by higher cost of distribution and expenses related to the overall better performance of the Company. As a percentage of Net sales, MSD&A decreases 121 bps on a consolidated basis; moreover, isolating the Argentine businesses, MSD&A decreases 252 bps.

The EBITDA increased 33.2%, and the EBITDA margin was 26.7%, which is 150 bps higher than the EBITDA margin in Q4’10.

The timely actions taken to restore the proper margins, together with a responsive market, and, consequently, the Q4’11 good results, give us the satisfaction of having accomplished a target that just after the first semester seemed difficult to reach.

_________________________

(7) Organic growth excludes sales from new endeavors of the last twelve months (cider and liquors in Argentina and Pernod Ricard in Chile).

(8) Marketing/Selling, Distribution and Administrative expenses (MSD&A).

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CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

NET SALES

Q4’11        Total Net sales increased 26.0% to CLP 315,857 million as a result of a 15.0% higher average price and 10.0% higher consolidated volumes. This volume growth is split into 6.9 percentage points of organic growth and 3.1 percentage points of non-organic growth, mostly cider and spirits in Argentina and spirits in Chile. Another positive contribution to the volume growth was the higher average temperature in the Center-South region in Chile compared with the previous year’s weather. Volumes increased in all segments: Spirits 19.4%, Wine 10.9%, Beer Chile 8.4%, Non-alcoholic beverages 8.2% and Beer Argentina 2.8%. Additionally, Argentina had non-organic sales of 148.9 MHls corresponding to the cider and spirits operation acquired in December 2010. The higher average price is mainly explained by a 37.1% increase in the average price of Beer in Argentina, affected also by F/X conversion and change in mix, an increase of 24.3% in Spirits due mostly to change in mix as we begun to distribute the Pernod Ricard products, 6.1% in Wine, 4.8% in Non-alcoholic beverages and 4.4% in Beer Chile.

2011          Accumulated Net sales increased 15.7% amounting to CLP 969,551 million, as a result of 6.4% higher consolidated volumes and 9.0% higher average prices.

       * Percentage calculations exclude “Other/Eliminations”

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Net sales by segment

	Q4 (million CLP)
	2011		2010		% Chg.
Beer Chile	102,912	32.6%	91,060	36.3%	13.0%
Beer Argentina	71,546	22.7%	50,687	20.2%	41.2%
Non-alcoholic beverages	75,158	23.8%	66,424	26.5%	13.1%
Wine	36,479	11.5%	31,634	12.6%	15.3%
Spirits	16,436	5.2%	11,490	4.6%	43.0%
Other/Eliminations	13,326	4.2%	-571	-0.2%	-
TOTAL	315,857	100.0%	250,725	100.0%	26.0%

	YTD (million CLP)
	2011		2010		% Chg.
Beer Chile	313,017	32.3%	287,981	34.4%	8.7%
Beer Argentina	198,181	20.4%	156,363	18.7%	26.7%
Non-alcoholic beverages	248,509	25.6%	223,476	26.7%	11.2%
Wine	138,348	14.3%	132,293	15.8%	4.6%
Spirits	50,936	5.3%	43,218	5.2%	17.9%
Other/Eliminations	20,560	2.1%	-5,072	-0.6%	-
TOTAL	969,551	100.0%	838,258	100.0%	15.7%

GROSS PROFIT

Q4’11        Increased 26.4% to CLP 176,556  million as a result of 26.0%  higher Net sales, partially offset by 25.4% higher Cost of goods sold (COGS) which amounted to CLP 139,301  million. As a percentage of Net sales, COGS decreased from 44.3% in Q4’10 to 44.1% in Q4’11. Consequently, the Gross profit as a percentage of Net sales increased from 55.7% in Q4’10 to 55.9%  this quarter.

2011          Increased 14.2%  to CLP 518,987 million and, as a percentage of Net sales, the consolidated Gross profit decreased from 54.2% to 53.5% when compared to 2010.

EBIT

Q4’11        Increased 41.6% to CLP 71,994  million as a result of higher Gross profit, partially compensated by higher Marketing/Selling, Distribution and Administrative expenses (MSD&A). MSD&A expenses increased 21.7% in Q4’11, to CLP 109,602  million. MSD&A expenses, as a percentage of Net sales, decreased from 35.9%  in Q4’10 to 34.7%  in Q4’11. The increase in MSD&A is mostly explained by the cider operation acquired in late 2010, the inflationary pressures in Argentina and higher distribution costs. EBIT margin increased from 20.3% in Q4’10 to 22.8% in Q4’11. EBIT before Exceptional items increased 41.5% to CLP 71,938 million and EBIT margin before Exceptional items increased from 20.3% in Q4’10 to 22.8% in Q4’11.

2011          Increased 17.7% amounting to CLP 190,760  million due to a higher positive Exceptional items effect this year and to a better 2011 outcome. The CLP 12,905 million positive Exceptional items, mostly due to the insurance settlement during 2011, almost doubled the CLP 6,791  million for the sale of a site in Lima during 2010. The consolidated EBIT margin was 19.7%, increasing 0.4 percentage points when compared to 2010. The accumulated EBIT before Exceptional items increased 14.6% and its margin decreased from 18.5% in 2010 to 18.3% in 2011.

4

* Percentage calculations exclude “Other/Eliminations”

EBIT and EBIT margin by segment

	Q4
	EBIT (million CLP)			EBIT margin
	2011	2010	% Chg	2011	2010
Beer Chile	35,776	30,488	17.3%	34.8%	33.5%
Beer Argentina	10,945	8,905	22.9%	15.3%	17.6%
Non-alcoholic beverages	11,610	9,353	24.1%	15.4%	14.1%
Wine	4,666	917	408.7%	12.8%	2.9%
Spirits	1,721	1,573	9.4%	10.5%	13.7%
Other/Eliminations	7,277	-395	NM	-	-
TOTAL	71,994	50,842	41.6%	22.8%	20.3%

	YTD
	EBIT (million CLP)			EBIT margin
	2011	2010	%Chg	2011	2010
Beer Chile	99,412	85,295	16.6%	31.8%	29.6%
Beer Argentina	25,129	22,028	14.1%	12.7%	14.1%
Non-alcoholic beverages	36,318	32,364	12.2%	14.6%	14.5%
Wine	16,890	10,256	64.7%	12.2%	7.8%
Spirits	6,690	6,409	4.4%	13.1%	14.8%
Other/Eliminations	6,321	5,698	10.9%	-	-
TOTAL	190,760	162,049	17.7%	19.7%	19.3%

5

EBITDA

Q4’11         Increased 33.2%, to CLP 84,317 million explained by higher Gross profit, partially compensated by higher MSD&A. The consolidated EBITDA margin increased from 25.2% in Q4’10 to 26.7% in Q4’11. EBITDA before Exceptional items increased 33.1% to CLP 84,261 million and EBITDA margin increased from 25.2% to 26.7%.

2011          Increased 15.1%  to CLP 238,542 million and the EBITDA margin decreased from 24.7% in 2010 to 24.6% in 2011. The accumulated EBITDA before Exceptional items increased 12.6% to CLP 225,637  million and the margin decreased from 23.9% in 2010 to 23.3% in 2011.

* Percentage calculations exclude “Other/Eliminations”

EBITDA and EBITDA margin by segment

	Q4
	EBITDA (million CLP)			EBITDA margin
	2011	2010	% Chg	2011	2010
Beer Chile	39,834	35,565	12.0%	38.7%	39.1%
Beer Argentina	12,431	10,179	22.1%	17.4%	20.1%
Non-alcoholic beverages	14,362	11,967	20.0%	19.1%	18.0%
Wine	6,241	2,533	146.4%	17.1%	8.0%
Spirits	2,202	1,983	11.0%	13.4%	17.3%
Other/Eliminations	9,247	1,076	759.7%	-	-
TOTAL	84,317	63,303	33.2%	26.7%	25.2%

	YTD
	EBITDA (million CLP)			EBITDA margin
	2011	2010	% Chg	2011	2010
Beer Chile	115,577	101,041	14.4%	36.9%	35.1%
Beer Argentina	30,480	26,879	13.4%	15.4%	17.2%
Non-alcoholic beverages	46,746	41,982	11.3%	18.8%	18.8%
Wine	23,308	16,727	39.3%	16.8%	12.6%
Spirits	8,567	8,081	6.0%	16.8%	18.7%
Other/Eliminations	13,865	12,540	10.6%	-	-
TOTAL	238,542	207,250	15.1%	24.6%	24.7%

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ALL OTHER

Q4’11         In All other we include the following: Other gains/(losses) and Exchange rate differences, Result of indexed units, and Share of profits of associates and joint ventures. The total variation of these accounts, when compared to the same quarter last year, is a lower result of CLP 1,013  million mainly explained by:

•         Results of indexed units,  which decreased CLP 1,221  million, mainly due to 1.28% increase of the UF value in Q4’11 compared with 0.54% UF variation in Q4’10, applied to a lower UF liability since VSPT refinanced 50% of the long term bonds with USD and Euro denominated debt. (The UF is a monetary unit indexed to the CPI variation).

•         Share of profits of associates and joint ventures, which decreased CLP 138  million, mainly explained by lower results in FOODs Compañía de Alimentos CCU S.A., Cervecería Austral S.A. and Viña Valles de Chile S.A.(9).

                      These results were partially offset by:

•         Other gains/(losses) and Exchange rate differences, which increased CLP 300  million mostly due to gains related to hedges covering foreign exchange   variations on taxes.

2011          The negative result decreased CLP 3,389  million from a loss of CLP 14,457 million to a loss of CLP 11,068 million, due mostly to higher profits in Other gains/(losses) and lower Net financing expenses.

INCOME TAX

Q4’11        Income tax increased CLP 9,438  million mostly due to (a) higher profits coupled with a higher corporate income tax rate in Chile(10), (b) the effect of foreign exchange fluctuations on taxes compensated by a reverse sign entry in Other gains/(losses), (c) the settlement of a case with the Chilean IRS(11), and (d) higher profits in Argentina levied with a higher corporate income tax.

2011                  Increased CLP 17,234  million mainly due to the above explanations, a one-time loss in Aguas CCU-Nestlé taxes, and other prior year’s settlements.

_____________________

(9)The share of profits of Viñas Valles de Chile S.A. considers only the first two months of the fourth quarter. As of December 2011, Viñas Valles de Chile S.A. consolidates under the segment “Wines” after the split of its two main components: Tabalí and Leyda; the latter remained in VSPT.

(10)The corporate income tax rate in Chile was increased from 17% in 2010 to 20% in 2011 with the purpose of financing the reconstructions works after the 2010 earthquake.

(11)CLP 4,273 million considered as an Exceptional item.

7

MINORITY INTEREST

Q4’11         Increased CLP 2,556  million to CLP 4,630  million mostly due to the higher results in Viña San Pedro Tarapacá, Aguas CCU-Nestlé and to the new cider business in Argentina.

2011           Increased CLP 2,813  million to CLP 12,051  million mainly due to the higher results in Aguas CCU-Nestlé and in Viña San Pedro Tarapacá, the latter explained mainly by the effect of the insurance claim settlement.

NET PROFIT

Q4’11         Increased CLP 8,146  million to CLP 44,990  million due mostly to a higher EBIT partially compensated by lower Results of indexed units, a higher Minority interest, and higher Income tax. Net profit before Exceptional items increased 33.6% to CLP 49,227 million.

2011           Increased CLP 12,052  million to CLP 122,752  million due mostly to higher EBIT, better Other gains and lower Net financing expenses, partially compensated by lower Results of indexed units, higher Income tax and higher Minority interest. Net profit before Exceptional items increased 10.3% to CLP 118,972 million.

8

EXCEPTIONAL ITEMS (EI)

During 2011 CCU recorded the following Exceptional items at EBIT level: (a) the settlement of the insurance claims related to the February 27, 2010 earthquake in Chile generated a positive Exceptional item of CLP 13,289 million in 2011 to make up for the operational losses caused by the natural disaster, and (b) CLP 384 million severance paid related to the cider business in Argentina, for a net total of CLP 12,905 million. In 2010, we recorded an Exceptional item derived from the sale of a site in Lima which generated one-time profit before taxes of CLP 6,791 million.

The following schedules show the EBIT/EBITDA and EBIT/EBITDA margins YTD, both before Exceptional items:

YTD AS OF DECEMBER	EBIT before EI (million CLP)			EBIT margin before EI
	2011	2010	% Chg	2011	2010
Beer Chile	94,083	85,295	10.3%	30.1%	29.6%
Beer Argentina	25,129	22,028	14.1%	12.7%	14.1%
Non-alcoholic beverages	35,083	32,364	8.4%	14.1%	14.5%
Wine	10,422	10,256	1.6%	7.5%	7.8%
Spirits	6,383	6,409	-0.4%	12.5%	14.8%
Other/Eliminations	6,755	-1,093	NM	-	-
TOTAL	177,855	155,258	14.6%	18.3%	18.5%

YTD AS OF DECEMBER	EBITDA before EI (million CLP)			EBITDA margin before EI
	2011	2010	% Chg	2011	2010
Beer Chile	110,248	101,041	9.1%	35.2%	35.1%
Beer Argentina	30,480	26,879	13.4%	15.4%	17.2%
Non-alcoholic beverages	45,510	41,982	8.4%	18.3%	18.8%
Wine	16,841	16,727	0.7%	12.2%	12.6%
Spirits	8,260	8,081	2.2%	16.2%	18.7%
Other/Eliminations	14,298	5,749	148.7%	-	-
TOTAL	225,637	200,459	12.6%	23.3%	23.9%

In addition, at Net profit level, we have considered CLP 4,273 million as an Exceptional item, due to a final tax settlement in December 31, 2011.

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BUSINESS UNITS HIGHLIGHTS (Exhibits 3 & 4)

Business segments are reflected in the same way that each Strategic Business Unit (SBU) is managed. Corporate shared services and distribution and logistics expenses have been allocated to each SBU based on Service Level Agreements. The non-allocated corporate overhead expenses, the result of the logistics subsidiary and the cider business in Argentina are included in “Other/Eliminations”.

BEER CHILE

Net sales increased 13.0% to CLP 102,912 million as a result of 8.4% higher sales volumes and 4.4% higher average prices.

EBIT          increased 17.3% to CLP 35,776 million, mainly as a result of higher Gross profit, partially compensated by higher MSD&A expenses. The Gross profit increase is explained by higher Net sales, partially compensated by higher COGS which increased 10.7% to CLP 38,282 million. The higher cost of raw material and energy explained mostly the higher COGS. As a percentage of Net sales, COGS decreased from 38.0% in Q4’10 to 37.2% in Q4’11. MSD&A expenses increased 13.4% to CLP 29,545  million mostly due to higher distribution and marketing expenses. As a percentage of Net sales, MSD&A increased from 28.6% to 28.7% in Q4’11. The EBIT margin increased from 33.5% to 34.8% in Q4’11.

EBITDA    increased 12.0% to CLP 39,834 million and the EBITDA margin was 38.7% or 0.4  percentage points lower than in Q4’10.

Comments Pursuant an effective commercial strategy and higher average temperature during the quarter, the volumes increased significantly in Q4’11. All categories experienced growth in the upper single digits or above, highlighting the premium category which continues growing at a double digit rate. The higher average price is mainly due to the 7% price increase with inception on June 1, 2011.

Notwithstanding the positive mentioned growth figures in 2011, due to the market dynamics with aggressive competitive price pressures and growing imports, we lost some market share reaching an estimate of 80.2% for the full year.

BEER ARGENTINA

Net sales measured in Chilean pesos, increased 41.2% to CLP 71,546 million, as a result of 2.8% higher sales volumes and 37.1% higher average prices, affected by F/X conversion, changes in mix, reposition of the Budweiser brand and price increases in order to partially compensate the higher costs and expenses.

EBIT          measured in Chilean pesos, increased 22.9% to CLP 10,945 million in Q4’11, as a consequence of higher Gross profit, partially compensated by higher MSD&A. Gross profit increased due to higher Net sales, enough to compensate the higher

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                   COGS, which increased 30.2% to CLP 26,165  million this quarter. The COGS increase is explained mainly by higher cost of raw material, higher personnel costs, and energy costs. As a percentage of Net sales, COGS decreased from 39.6% to 36.6% in Q4’11. As a consequence, the gross margin increased from 60.4% to 63.4%. MSD&A expenses increased 56.8%, from CLP 21,914  million to CLP 34,351  million, due to inflationary pressures, unionization of sales personnel, higher marketing, distribution and sales taxes expenses. As a percentage of Net sales, MSD&A expenses increased from 43.2% to 48.0%. The EBIT margin decreased from 17.6% in Q4’10 to 15.3% in Q4’11 due to cost and expense pressures not fully compensated by higher prices.

EBITDA    increased 22.1% to CLP 12,431  million this quarter and the EBITDA margin decreased from 20.1% to 17.4%.

Comments Sales prices were adjusted in mid-November 2011 in order to partially compensate for the inflationary cost pressures. Total volume grew 2.8%, where premium brands’ volumes increased at a double digit rate. The results in US dollars are as follows: EBIT increased 33,9% and EBITDA increased 31.5%, while the EBITDA margin decreased from 21.0% to 20.6% in Q4’11. These results exclude cider and spirits in Argentina which are presented in the column “Other/eliminations” and contributed with an EBIT of CLP 4,266 million and an EBITDA of CLP 4,404 million in Q4’11.

NON-ALCOHOLIC BEVERAGES

Net sales increased 13.1% to CLP 75,158  million due to higher volumes of 8.2% and 4.8% increase in the average price.

EBIT          increased 24.1% to CLP 11,610 million, due to higher Net sales offsetting the higher COGS and higher MSD&A expenses. COGS increased 14.9% to CLP 37,507  million mainly due to cost increases in raw material such as sugar and resin, as well as in energy and personnel costs. COGS, as a percentage of Net sales, increased from 49.1% to 49.9%. As a consequence, gross margin decreased from 50.9% to 50.1%. MSD&A increased 6.0% to CLP 26,051 million mainly due to higher distribution expenses, while as a percentage of Net sales, MSD&A decreased from 37.0% to 34.7%. The EBIT margin increased from 14.1% to 15.4%.

EBITDA    increased 20.0% to CLP 14,362  million and the EBITDA margin increased to 19.1%, 1.1  percentage points higher than in Q4’10.

Comments Volumes had a good performance during the quarter following the industry growth. Water increased 17.3%, Nectars 12.0%, and Soft drinks 4.5%. The segment’s average price increased 4.8% during the quarter. The 8.2% consolidated volume increase, coupled with higher average prices allowed to dilute expenses and fixed costs, thus improving EBIT and EBITDA margins.

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WINE

Net sales increased 15.3% to CLP 36,479  million due to an increase in volume of 10.9% and a higher average price of 6.1% in CLP, excluding bulk wine. Chile exports volume increased 14.8% whereas the volumes in Argentina decreased 8.6%. Export prices in USD increased 1.4% in Chile and 7.5% in Argentina. The Chile domestic volume increased 9.6% and domestic average prices increased 2.3% as a result of a 2% price increase in November.

EBIT          increased from CLP 917  million to CLP 4,666  million in Q4’11, due to higher Gross profit as a result of higher Net sales offsetting the increase in COGS and the sale of dispensable assets. COGS increased 7.4% from CLP 20,978  million to CLP 22,527  million, however the cost per unit decreased 3.2%. As a percentage of Net sales, COGS decreased from 66.3% to 61.8%. Consequently, the gross margin increased from 33.7% to 38.2% in Q4’11. MSD&A increased 10.6% to CLP 10,882  million due mostly to expenses related to the better results. As a percentage of Net sales, MSD&A decreased from 31.1% to 29.8%. As a consequence, the EBIT margin increased from 2.9%  in Q4’10 to 12.8% in Q4’11.

EBITDA    increased to CLP 6,241 million and the EBITDA margin increased from 8.0%  to 17.1%.

Comments VSPT has been focusing on discipline pricing, especially in the export markets, and brand building. This is in line with VSPT’s commercial strategy to improve long term profitability. The average price increased 6.1%, driven by Chile exports which increased in 8.2%. In addition, in November VSPT was selected by the American specialized magazine Wine Enthusiast as the New World Winery of the Year.

SPIRITS

Net sales increased 43.0% to CLP 16,436 million as a result of 24.3% higher average price and 19.4% higher volume, both positively affected by the distribution of Pernod Ricard products which started in July 2011.

EBIT          increased 9.4% from CLP 1,573  million to CLP 1,721  million, mainly due to higher Net sales, partially compensated by higher COGS and MSD&A. COGS increased 73.2% from CLP 6,093  million to CLP 10,554  million, mostly due to the distribution of the Pernod Ricard products in the market which have both, a higher price and a higher cost per unit. As a percentage of Net sales, COGS increased from 53.0% to 64.2%. MSD&A expenses increased 5.9% to CLP 4,278  million, mostly due to higher distribution expenses in connection to the new product line and to the higher fuel cost. As a percentage of Net sales, MSD&A decreased from 35.2% to 26.0%. The EBIT margin decreased from 13.7% to 10.5%.

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EBITDA    increased 11.0% from CLP 1,983  million to CLP 2,202  million, while the EBITDA margin decreased from 17.3% to 13.4%.

Comments CPCh begun to distribute the Pernod Ricard products through the traditional channel starting July 1st, 2011. The increase in costs, MSD&A and revenue are explained principally by this new product line, as well as the drop in EBITDA margin since the distribution margin is lower than the margins of the traditional spirits produced by CPCh. Conversely, the ROCE is higher since it requires lower capital employed. In Q4’11 the Company subscribed a license contract to distribute the Bauzá premium pisco brand, which complements the company’s portfolio of premium brands. In addition, it acquired 49% of the licensor, Compañía Pisquera Bauzá.

Note: EBITDA represents EBIT plus depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company’s operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, EBIT and net income. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled measures used by other companies.

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Exhibit 1: Income Statement (Fourth Quarter 2011)
Q4	2011	2010	2011(1)	2010(1)	VARIANCE %
	(CLP million)	(CLP million)	(US$ million)	(US$ million)
Core revenue	310,052	245,230	597.2	472.3	26.4
Other revenue	5,805	5,495	11.2	10.6	5.6
Interco sales revenue	0	0	0.0	0.0	-
Net sales	315,857	250,725	608.4	482.9	26.0
Cost of goods sold	(139,301)	(111,076)	(268.3)	(213.9)	25.4
% of net sales	44.1	44.3	44.1	44.3
Gross profit	176,556	139,649	340.1	269.0	26.4
MSD&A(2)	(109,602)	(90,041)	(211.1)	(173.4)	21.7
% of net sales	34.7	35.9	34.7	35.9
Other operating income/(expenses)	4,984	1,234	9.6	2.4	303.8
EBIT before Exceptional Items(3)	71,938	50,842	138.6	97.9	41.5
% of net sales	22.8	20.3	22.8	20.3
Exceptional items	56	0	0.1	0.0	-
EBIT	71,994	50,842	138.7	97.9	41.6
% of net sales	22.8	20.3	22.8	20.3
Net financing expenses	(2,096)	(2,142)	(4.0)	(4.1)	(2.1)
Share of profits of associates and joint ventures	201	339	0.4	0.7	(40.8)
Exchange rate differences	(429)	(262)	(0.8)	(0.5)	64.0
Results of indexed units	(2,285)	(1,064)	(4.4)	(2.0)	114.7
Other gains/(losses)	(333)	(801)	(0.6)	(1.5)	n/a
ALL OTHER	(4,943)	(3,930)	(9.5)	(7.6)	25.8
INCOME/(LOSS) BEFORE TAXES	67,051	46,912	129.1	90.4	42.9
Income tax(4)	(17,431)	(7,992)	(33.6)	(15.4)	118.1
NET PROFIT FOR THE PERIOD	49,621	38,919	95.6	75.0	27.5

NET PROFIT before EI ATTRIBUTABLE TO: PARENT COMPANY SHAREHOLDERS
	49,227	36,845	94.8	71.0	33.6

NET PROFIT ATTRIBUTABLE TO: PARENT COMPANY SHAREHOLDERS
	44,990	36,845	86.7	71.0	22.1
MINORITY INTEREST	4,630	2,075	8.9	4.0	123.2

Net profit attributable to Parent Company Shareholders as % of net sales	14.2	14.7	14.2	14.7

Earnings per share Earnings per ADR	141.3	115.7	0.3	0.2	22.1
	706.3	578.4	1.4	1.1	22.1

EBITDA(5) before Exceptional items	84,261	63,303	162.3	121.9	33.1
% of net sales	26.7	25.2	26.7	25.2
EBITDA	84,317	63,303	162.4	121.9	33.2
% of net sales	26.7	25.2	26.7	25.2

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5

DEPRECIATION	12,323	12,462	23.7	24.0	(1.1)
Capital Expenditures	33,582	16,239	64.7	31.3	106.8
(1) Exchange rate: US$1.00 = CLP 519,20
(2) MSD&A refers to Marketing selling, distribution and administrative expenses
(3) Exceptional Items (IE), formerly Non recurring items (NRI)
(4) CLP 4,273 million considered as an Exceptional item, due to a final tax settlement in December 31, 2011
(5) Please see full note in page before exhibits

14

Exhibit 2: Income Statement (Twelve Months ended on December 31, 2011)
YTD AS OF DECEMBER	2011	2010	2011(1)	2010(1)	VARIANCE %
	(CLP million)	(CLP million)	(US$ million)	(US$ million)
Core revenue	951,105	820,627	1,831.9	1,580.6	15.9
Other revenue	18,446	17,631	35.5	34.0	4.6
Interco sales revenue	0	0	0.0	0.0	-
Net sales	969,551	838,258	1,867.4	1,614.5	15.7
Cost of goods sold	(450,563)	(383,813)	(867.8)	(739.2)	17.4
% of net sales	46.5	45.8	46.5	45.8
Gross profit	518,987	454,445	999.6	875.3	14.2
MSD&A(2)	(348,363)	(300,659)	(671.0)	(579.1)	15.9
% of net sales	35.9	35.9	35.9	35.9
Other operating income/(expenses)	7,230	1,472	13.9	2.8	391.3
EBIT before Exceptional Items(3)	177,855	155,258	342.6	299.0	14.6
% of net sales	18.3	18.5	18.3	18.5
Exceptional items	12,905	6,791	24.9	13.1	90.0
EBIT	190,760	162,049	367.4	312.1	17.7
% of net sales	19.7	19.3	19.7	19.3
Net financing expenses	(7,334)	(8,288)	(14.1)	(16.0)	(11.5)
Share of profits of associates and joint ventures	1,069	966	2.1	1.9	10.7
Exchange rate differences	(1,079)	(1,401)	(2.1)	(2.7)	n/a
Results of indexed units	(6,734)	(5,080)	(13.0)	(9.8)	32.6
Other gains/(losses)	3,010	(655)	5.8	(1.3)	n/a
ALL OTHER	(11,068)	(14,457)	(21.3)	(27.8)	(23.4)
INCOME/(LOSS) BEFORE TAXES	179,693	147,593	346.1	284.3	21.7
Income tax(4)	(44,890)	(27,656)	(86.5)	(53.3)	62.3
NET PROFIT FOR THE PERIOD	134,802	119,937	259.6	231.0	12.4

NET PROFIT before EI ATTRIBUTABLE TO: PARENT COMPANY SHAREHOLDERS
	118,972	107,898	229.1	207.8	10.3

NET PROFIT ATTRIBUTABLE TO: PARENT COMPANY SHAREHOLDERS
	122,752	110,700	236.4	213.2	10.9
MINORITY INTEREST	12,051	9,237	23.2	17.8	30.5

Net profit attributable to Parent Company Shareholders
	12.7	13.2	12.7	13.2
as % of net sales

Earnings per share Earnings per ADR	385.4	347.6	0.7	0.7	10.9
	1,927.0	1,737.8	3.7	3.3	10.9

EBITDA(5) before Exceptional items	225,637	200,459	434.6	386.1	12.6
% of net sales	23.3	23.9	23.3	23.9
EBITDA	238,542	207,250	459.4	399.2	15.1
% of net sales	24.6	24.7	24.6	24.7

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5

DEPRECIATION	47,782	45,201	92.0	87.1	5.7
Capital Expenditures	77,847	64,396	149.9	124.0	20.9
(1) Exchange rate: US$1.00 = CLP 519,20
(2) MSD&A refers to Marketing selling, distribution and administrative expenses
(3) Exceptional Items (IE), formerly Non recurring items (NRI)
(4) CLP 4,273 million considered as an Exceptional item, due to a final tax settlement in December 31, 2011
(5) Please see full note in page before exhibits

15

Exhibit 3: Segment Information - Fourth Quarter 2011
Q4	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
(CLP million)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Core revenue	101,642	89,861	69,885	49,592	73,707	64,985	35,110	29,819	16,287	10,974	13,421	0	310,052	245,230
Other revenue	1,064	964	1,640	1,077	257	359	1,361	1,806	90	108	1,393	1,179	5,805	5,495
Interco sales revenue	206	235	21	19	1,195	1,080	8	9	58	408	(1,488)	(1,750)	0	0
Net sales	102,912	91,060	71,546	50,687	75,158	66,424	36,479	31,634	16,436	11,490	13,326	(571)	315,857	250,725
variance %	13.0		41.2		13.1		15.3		43.0				26.0
Cost of goods sold	(38,282)	(34,575)	(26,165)	(20,094)	(37,507)	(32,629)	(22,527)	(20,978)	(10,554)	(6,093)	(4,266)	3,293	(139,301)	(111,076)
% of net sales	37.2	38.0	36.6	39.6	49.9	49.1	61.8	66.3	64.2	53.0			44.1	44.3
Gross profit	64,630	56,485	45,382	30,593	37,651	33,796	13,952	10,656	5,881	5,396	9,060	2,722	176,556	139,649
MSD&A(1)	(29,545)	(26,063)	(34,351)	(21,914)	(26,051)	(24,581)	(10,882)	(9,838)	(4,278)	(4,040)	(4,494)	(3,604)	(109,602)	(90,041)
% of net sales	28.7	28.6	48.0	43.2	34.7	37.0	29.8	31.1	26.0	35.2			34.7	35.9
Other operating income/(expenses)	691	66	(86)	226	10	139	1,596	99	118	217	2,655	487	4,984	1,234
EBIT before Exceptional items(2)	35,776	30,488	10,945	8,905	11,610	9,353	4,666	917	1,721	1,573	7,221	(395)	71,938	50,842
variance %	17.3		22.9		24.1		408.7		9.4				41.5
% of net sales	34.8	33.5	15.3	17.6	15.4	14.1	12.8	2.9	10.5	13.7			22.8	20.3
Exceptional items	0	0	0	0	0	0	0	0	0	0	56	0	56	0
EBIT	35,776	30,488	10,945	8,905	11,610	9,353	4,666	917	1,721	1,573	7,277	(395)	71,994	50,842
variance %	17.3		22.9		24.1		408.7		9.4				41.6
% of net sales	34.8	33.5	15.3	17.6	15.4	14.1	12.8	2.9	10.5	13.7			22.8	20.3
EBITDA before Exceptional items	39,834	35,565	12,431	10,179	14,362	11,967	6,241	2,533	2,202	1,983	9,191	1,076	84,261	63,303
variance %	12.0		22.1		20.0		146.4		11.0				33.1
% of net sales	38.7	39.1	17.4	20.1	19.1	18.0	17.1	8.0	13.4	17.3			26.7	25.2
EBITDA	39,834	35,565	12,431	10,179	14,362	11,967	6,241	2,533	2,202	1,983	9,247	1,076	84,317	63,303
variance %	12.0		22.1		20.0		146.4		11.0		759.7		33.2
% of net sales	38.7	39.1	17.4	20.1	19.1	18.0	17.1	8.0	13.4	17.3			26.7	25.2

Q4	Beer Chile		Beer Argentina(3)		Non- alcoholic(4)		Wine(5)		Spirits		Other/eliminations		Total
VOLUMES(HL)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
SEGMENT VOLUME	1,756,616	1,621,089	1,373,460	1,336,124	2,083,952	1,926,457	303,583	273,649	69,662	58,340	148,886	-	5,736,159	5,215,659
variance %	8.4		2.8		8.2		10.9		19.4		-		10.0
					SOFT DRINKS		CHILE DOMESTIC
					1,329,810	1,271,995	143,867	131,322
variance %					4.5		9.6
					NECTAR		CHILE EXPORTS
					287,923	256,976	145,495	126,767
variance %					12.0		14.8
					WATER		ARGENTINA
					466,219	397,486	14,221	15,561
variance %					17.3		-8.6
(1) MSD&A refers to Marketing selling, distribution and administrative expenses
(2) Exceptional Items (IE), formerly Non recurring items (NRI)
(3) Excludes exports to Chile of 4,954 Hl and 5,518 Hl in 2011 and 2010 respectively
(4) Includes soft drinks (sof drinks, tea, sports and energetic drinks), nectars and water (purified and mineral)
(5) Excludes bulk wine of 8,580 Hl and 28,043 Hl in 2011 and 2010 respectively

Q4	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
AVE. PRICES (CLP/Hl)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
SEGMENT AVE. PRICE	57,862	55,433	50,882	37,116	35,369	33,733	115,654	108,967	233,804	188,096	90,145		54,052	47,018
variance %	4.4		37.1		4.8		6.1		24.3				15.0
					SOFT DRINKS		CHILE DOMESTIC			PISCO
					35,110	33,129	88,812	86,775
variance %					6.0		2.3
					NECTAR		CHILE EXPORTS
					47,332	44,780	136,510	126,118
variance %					5.7		8.2
					WATER		ARGENTINA
					28,719	28,525	173,566	156,404
variance %					0.7		11.0

16

Exhibit 4: Segment Information - Twelve Months ended on December 31, 2011
YTD AS OF DECEMBER	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
(CLP million)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Core revenue	309,287	283,448	194,454	151,952	243,330	218,841	132,934	125,790	49,361	40,596	21,740	0	951,105	820,627
Other revenue	3,208	2,925	3,640	2,227	1,226	1,152	5,391	6,484	492	1,184	4,488	3,660	18,446	17,631
Interco sales revenue	522	1,608	87	2,184	3,953	3,483	24	19	1,083	1,438	(5,669)	(8,732)	0	0
Net sales	313,017	287,981	198,181	156,363	248,509	223,476	138,348	132,293	50,936	43,218	20,560	(5,072)	969,551	838,258
variance %	8.7		26.7		11.2		4.6		17.9				15.7
Cost of goods sold	(122,417)	(113,816)	(77,601)	(66,543)	(126,415)	(108,666)	(89,850)	(83,876)	(29,153)	(22,622)	(5,128)	11,710	(450,563)	(383,813)
% of net sales	39.1	39.5	39.2	42.6	50.9	48.6	64.9	63.4	57.2	52.3			46.5	45.8
Gross profit	190,600	174,165	120,580	89,820	122,095	114,810	48,498	48,417	21,783	20,596	15,432	6,638	518,987	454,445
MSD&A(1)	(97,196)	(89,203)	(95,289)	(68,006)	(88,053)	(82,745)	(40,242)	(38,372)	(15,592)	(14,368)	(11,991)	(7,964)	(348,363)	(300,659)
% of net sales	31.1	31.0	48.1	43.5	35.4	37.0	29.1	29.0	30.6	33.2			35.9	35.9
Other operating income/(expenses)	679	333	(162)	214	1,041	299	2,166	211	192	182	3,314	233	7,230	1,472
EBIT before Exceptional items(2)	94,083	85,295	25,129	22,028	35,083	32,364	10,422	10,256	6,383	6,409	6,755	(1,093)	177,855	155,258
variance %	10.3		14.1		8.4		1.6		-0.4				14.6
% of net sales	30.1	29.6	12.7	14.1	14.1	14.5	7.5	7.8	12.5	14.8			18.3	18.5
Exceptional items	5,329	0	0	0	1,236	0	6,467	0	307	0	(433)	6,791	12,905	6,791
EBIT	99,412	85,295	25,129	22,028	36,318	32,364	16,890	10,256	6,690	6,409	6,321	5,698	190,760	162,049
variance %	16.6		14.1		12.2		64.7		4.4		10.9		17.7
% of net sales	31.8	29.6	12.7	14.1	14.6	14.5	12.2	7.8	13.1	14.8			19.7	19.3
EBITDA before Exceptional items	110,248	101,041	30,480	26,879	45,510	41,982	16,841	16,727	8,260	8,081	14,298	5,749	225,637	200,459
variance %	9.1		13.4		8.4		0.7		2.2		148.7		12.6
% of net sales	35.2	35.1	15.4	17.2	18.3	18.8	12.2	12.6	16.2	18.7			23.3	23.9
EBITDA	115,577	101,041	30,480	26,879	46,746	41,982	23,308	16,727	8,567	8,081	13,865	12,540	238,542	207,250
variance %	14.4		13.4		11.3		39.3		6.0		10.6		15.1
% of net sales	36.9	35.1	15.4	17.2	18.8	18.8	16.8	12.6	16.8	18.7			24.6	24.7

YTD AS OF DECEMBER	Beer Chile		Beer Argentina(3)		Non- alcoholic(4)		Wine(5)		Spirits		Other/eliminations		Total
VOLUMES (HL)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
TOTAL SEGMENT	5,385,567	5,148,001	4,345,209	4,142,440	6,990,587	6,590,598	1,211,713	1,204,674	228,301	212,302	236,079	-	18,397,457	17,298,015
variance %	4.6		4.9		6.1		0.6		7.5		-		6.4
					SOFT DRINKS		CHILE DOMESTIC
					4,509,575	4,342,187	578,961	570,312
variance %					3.9		1.5
					NECTAR		CHILE EXPORTS
					1,042,776	916,908	570,202	562,440
variance %					13.7		1.4
					WATER		ARGENTINA
					1,438,236	1,331,503	62,550	71,922
variance %					8.0		-13.0
(1) MSD&A refers to Marketing selling, distribution and administrative expenses
(2) Exceptional Items (IE), formerly Non recurring items (NRI)
(3) Excludes exports to Chile of 12,585 Hl and 86,470 Hl in 2011 and 2010 respectively
(4) Includes soft drinks (sof drinks, tea, sports and energetic drinks), nectars and water (purified and mineral)
(5) Excludes bulk wine of 47,951 Hl and 84,709 Hl in 2011 and 2010 respectively

YTD AS OF DECEMBER	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
AVE. PRICES (CLP/Hl)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
SEGMENT AVE. PRICE	57,429	55,060	44,751	36,682	34,808	33,205	109,707	104,418	216,210	191,219	92,090		51,698	47,441
variance %	4.3		22.0		4.8		5.1		13.1		-		9.0
					SOFT DRINKS		CHILE DOMESTIC
					34,416	32,609	84,235	75,852
variance %					5.5		11.1
					NECTAR		CHILE EXPORTS
					45,826	44,281	130,427	128,077
variance %					3.5		1.8
					WATER		ARGENTINA
					28,051	27,523	156,520	145,893
variance %					1.9		7.3

17

Exhibit 5: Balance Sheet
	December 31 2011	December 31 2010	December 31 2011	December 31 2010	Variance %
ASSETS	(CLP million)	(CLP million)	(US$ million)(1)	(US$ million)(1)
Cash and cash equivalents	177,664	151,614	342	292	17.2
Other current assets	364,881	294,668	703	568	23.8
Total current assets	542,546	446,282	1,045	860	21.6

PP&E (net)	556,949	508,162	1,073	979	9.6
Other non current assets	198,996	197,245	383	380	0.9
Total non current assets	755,946	705,407	1,456	1,359	7.2
Total assets	1,298,491	1,151,689	2,501	2,218	12.7

LIABILITIES
Short term financial debt	76,105	12,822	147	25	493.6
Other liabilities	274,666	224,136	529	432	22.5
Total current liabilities	350,771	236,958	676	456	48.0

Long term financial debt	170,955	220,145	329	424	(22.3)
Other liabilities	91,980	79,512	177	153	15.7
Total non current liabilities	262,935	299,657	506	577	(12.3)
Total Liabilities	613,706	536,615	1,182	1,034	14.4

EQUITY
Paid-in capital	231,020	231,020	445	445	0.0
Other reserves	(35,174)	(37,119)	(68)	(71)	0.0
Retained earnings	373,130	311,754	719	600	19.7

Net equity attributable to parent company shareholders	568,976	505,655	1,096	974	12.5
Minority interest	115,810	109,419	223	211	5.8
Total equity	684,786	615,074	1,319	1,185	11.3
Total equity and liabilities	1,298,491	1,151,689	2,501	2,218	12.7

OTHER FINANCIAL INFORMATION

Total financial debt	247,061	232,967	476	449	6.0%

Net debt (2)	69,396	81,353	134	157	-14.7%

Liquidity ratio	1.55	1.88
Financial Debt / Capitalization	0.27	0.27
Net debt / EBITDA (2)	0.29	0.39
(1) Exchange rate: US$ 1.00 = CLP 519.2
(2) Total financial debt minus cash & cash equivalents
(3) Last 12 months of EBITDA

18

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: February 03, 2012